                                                                  Exhibit (a)(4)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            BDM INTERNATIONAL, INC.
                                       AT

                              $29.50 NET PER SHARE
                                       BY

                            SYSTEMS ACQUISITION INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                    TRW INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 24, 1997, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

     We have been appointed by Systems Acquisition Inc. ("Purchaser"), a wholly owned subsidiary of TRW Inc., to act as Dealer Manager in connection with Purchaser's offer to purchase all the outstanding shares of Common Stock (the "Shares") of BDM International, Inc. (the "Company"), at a price of $29.50 per Share, net to the seller in cash without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 20, 1997 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, on the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, subject to certain exceptions, each issued and outstanding Share will be converted into the right to receive the Per Share Amount less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

     The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents at least a majority of the total voting power of securities of the Company entitled to vote in the election of directors or in a merger calculated on a fully diluted basis, and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to other conditions. See Section 14.

     Enclosed for your information and use are copies of the following documents:

          1. Offer to Purchase;

          2. Letter of Transmittal to be used by holders of Shares in accepting the Offer and tendering Shares;

          3. Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to First Chicago Trust Company of

     New York (the "Depositary") by the expiration of the Offer, or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer;

          4. A letter to stockholders of the Company from Philip A. Odeen, President and Chief Executive Officer of the Company, together with the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company;

          5. A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          7. Return envelope addressed to the Depositary.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 24, 1997, UNLESS THE OFFER IS EXTENDED.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of Share Certificates evidencing such Shares or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase), a Letter of Transmittal (or facsimile thereof) properly completed and duly executed, or an Agent's Message (as defined in the Offer to Purchase), and any other required documents in accordance with the instructions contained in the Letter of Transmittal.

     Stockholders who wish to tender Shares but cannot deliver the Share Certificates or other required documents representing the Shares, or cannot comply with the procedures for book-entry transfer, prior to the expiration of the Offer, a tender of Shares may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

     Purchaser will not pay any fees or commissions to any broker, dealer, or other person (other than the Dealer Manager or the Information Agent as described in the Offer) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Purchaser will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Any questions or requests for assistance or additional copies of the enclosed materials may be directed to or obtained from the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase.

                                          Very truly yours,

                                          Bear, Stearns & Co. Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF PARENT, PURCHASER, THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.